SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTHERN HEMISPHERE´S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES THIRD QUARTER 2004 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brazil, October 28, 2004 – TELESP CELULAR PARTICIPAÇÕES S.A. (TCP) (BOVESPA: TSPP3 (ON = Common Shares) / TSPP4 (PN = Preferred Shares); NYSE: TCP), announced today its consolidated results for third quarter 2004 (3Q04). The company's operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law. The closing prices for October 28, 2004 were: TSPP3: R$ 4.70 / 1,000 shares, TSPP4: R$ 7.00 / 1,000 shares and TCP: USD 6.11 (1 ADR = 2,500 PN shares). TCP is one of the companies belonging to the largest wireless group in the southern hemisphere and controls: (i) 100% of the share capital of Telesp Celular S.A. (TC); (ii) 100% of the share capital of Global Telecom S.A. (GT); and (iii) 90.2% of the voting capital (51.4% of the total capital), excluding treasure shares, of Tele Centro Oeste Celular Participações S.A. (TCO).

Telesp Celular Participações (controller of Tele Centro Oeste Participações S.A.), along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., make up the assets of the joint venture undertaken by Telefónica Móviles and Portugal Telecom that operates under the VIVO brand, Top of Mind on the Brazilian market. On October 2004, VIVO Group reached 25 million customers, thus consolidating its market leadership.

HIGHLIGHTS 3Q04

•         TCP's customer base has risen 40.2% and 5.4% over 3Q03 and 2Q04, respectively, to 16,363 million customers.

•         Net additions in 3Q04 totaled 833 thousand, up 5.7% in relation to those recorded in the same period last year.

•         TCP reported again an increase in its contract customer base in 3Q04, having grown 5.6% and 1.3% in relation to 3Q03 and 2Q04, respectively.

•         TCP maintained the market share leadership, in spite of the competitive pressure.

•         Churn at1.7% was stable in relation to 3Q03 and 2Q04 despite the intensified competitive pressure.

•         In 3Q04, contract outgoing MOU increased by 15.9%, as compared to the same period in 2003.

•         Net financial result improved with a reduction of 11.0% in relation to 2Q04

•         TCP's accrued losses of R$ 255.5 million decreased 44.8% in relation to the same period of the year before.

•         Pure data revenues accounting for 4.5% of net service revenues, as compared to 3.1% in 3Q03, showing a increase of around 58% in the same period.

•         Productivity (customer/employees) increased by 37.8% and 3.9% over 3Q03 and 2Q04, respectively.

Technological Innovation

The companies controlled by TCP already operate high-speed Mobile Internet through their CDMA 1xRTT networks. At the end of September 2004, coverage had already been extended to 28 municipalities of in the state of São Paulo (approximately 82% of the population in the metropolitan area of São Paulo and 17% in the interior part of the state); 9 municipalities in the states of Paraná and Santa Catarina (17% of the population of these two states); 93 municipalities in area 7 (50% of the populations); and 29 municipalities in area 8 (37% of the population), all exploited by TCO. It is estimated that coverage will expand to include another 344 municipalities in the TCP operations area by year's end.

TCP has continued to focus data transmission services, having implemented new products such as "VIVO Direto", a quick connection cellular phone solution which provides communication function to pre-formatted groups of users, with increased coverage, voice quality, speed and new functions.

"VIVO Agenda", was commercially launched on the market in September an unprecedented service in Brazil that is designed to store information with increased safety, allowing the directions stored in the cellular phone agenda to be saved, recovered and transferred to a VIVO server.

On October 26, initially in the cities of São Paulo, Rio de Janeiro and Curitiba, VIVO launched on the market the CDMA2000 1xEV-DO (Evolution – Data Optimized) technology, considered by the International Telecommunications Union (UIT) as a Third-Generation access technology which, at a very high data transmission speed – up of to 2.4 Megabits per second (Mbps) – allows real-time access, through notebooks, PDAs and cellular phones, to services and applications such as e-mail, Internet, music and file downloads, in addition to video and audio streaming.

Basis for Presentation of Results

In accordance with Anatel's rules, on July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Codes (CSP) for domestic and international long distance calls,. Therefore, TCP operators no longer earn revenues from VC2 or VC3 calls, and currently derive revenue from the usage of their network (interconnection – VUM) for completing long distance calls.

The partial Bill & Keep (B&K) system was also implemented at that same time, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed for 2Q04 and 3Q03 may have been re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

OPERATING PERFORMANCE - TELESP CELULAR S.A

	3 Q 04	2 Q 04	Δ%	3 Q 03	Δ%
Total number of customers (thousand)	**8,757**	**8,500**	**3.0%**	**6,685**	**31.0%**
Contract	1,562	1,536	1.7%	1,447	7.9%
Prepaid	7,195	6,964	3.3%	5,238	37.4%
Market Share (*)	**57.7%**	**59.5%**	**-1.8 p.p.**	**63.4%**	**-5.7 p.p.**
Net additions (thousand)	**257**	**530**	**-51.5%**	**415**	**-38.1%**
Contract	22	41	-46.3%	2	1000.0%
Prepaid	235	489	-51.9%	413	-43.1%
Market Share of net additions (*)	**28.5%**	**40.0%**	**-11.5 p.p.**	**58.6%**	**-30.1 p.p.**
Market penetration (*)	**38.7%**	**36.4%**	**2.3 p.p.**	**26.8%**	**11.9 p.p.**
SAC (R$)	**193**	**148**	**30.4%**	**118**	**63.6%**
Monthly Churn	**1.7%**	**1.6%**	**0.1 p.p.**	**1.7%**	**0.0 p.p.**
ARPU (in R$/month)	**34.4**	**37.2**	**-7.5%**	**45.8**	**-24.9%**
Contract	89.6	99.9	-10.3%	110.7	-19.1%
Prepaid	21.4	22.2	-3.6%	27.1	-21.0%
Total MOU (minutes)	**89**	**94**	**-5.3%**	**114**	**-21.9%**
Contract	233	247	-5.7%	231	0.9%
Prepaid	56	59	-5.1%	78	-28.2%
Employees	**2,325**	**2,212**	**5.1%**	**1,986**	**17.1%**
Productivity (customer / employee)	3,766	3,843	-2.0%	3,366	11.9%

(*) source: Anatel

Telesp Celular's (TC) Operating Highlightsa

•       The customer base rose 31.0% and 3.0% over 3Q03 and 2Q04, respectively, to 8,757 thousand customers. Net additions in the quarter totaled 257 thousand customers, due to a more considerable sales activity.

•       In 3Q04, TC reported a 28.5% share in net additions in an environment of intense sales activity.

•       SAC climbed 63.6% and 30,4% in relation to 3Q03 and 2Q04 figures, respectively, due to greater disbursements on subsidies, commissions and advertising, due to lower entry barriers employed by the market.

•       The reported monthly churn of 1.7% remained unchanged despite growing competition, supported by company initiatives to ensure customer loyalty, such as "Programa de Pontos VIVO Vantagens", which, among other features, offers discounts when handsets of postpaid customers are changed.

•       Posted blended ARPU of R$ 34.4, down 24.9% in relation to 3Q03, was impacted by: (i) a change in customer mix equivalent to R$ 3.6 (the prepaid customer base grew 37.4%, accounting for 82.2% of the total base, as compared to 78.4% in 3Q03) and SMP effect (R$ 1.6), (ii) a 27.3% fall in incoming prepaid MOU; and (iii) a higher incidence of free minutes bonus. Normalizing for mix and SMP effects (B&K and CSP), the decrease in blended ARPU would have been R$ 6.2 or 17%.

•       Contract MOU was up 0.9% over the 3Q03 figure, reflecting a two-minute increase. Outgoing MOU grew by 12.8% when compared to the same period.

•       The productivity (customer/employee) ratio increased by 11.9% in 3Q04 in relation to 3Q03, but in relation to 2Q04, it dropped 2.0%, due to a business activity centralization by Telesp Celular Participações S.A. operators.

Global Telecom's (GT) Operating Highlights

•       GT's customer base recorded a 64.6% and 8.0% increase over 3Q03 and 2Q04, respectively, to 2,299 thousand customers. Net additions grew by 54.5% in relation to 3Q03.

•       In 3Q04, GT attained a 38.9% share in net additions. This means that its market share remained unchanged as compared to 2Q04, and increased a 1.8 percentage point as compared to 2Q03, in an environment in which there are four operators.

•       SAC was up 63.5% and 29.8% over 3Q03 and 2Q04 figures, respectively, due to greater disbursements on subsidies, commissions and advertising, due to lower entry barriers employed by the market.

•       The reported 1.2% monthlychurnremained unchanged in relation to 3Q03. In relation to 2Q04, there was a 0.3% increase in view of a more competitive environment.

•       The blended ARPU of R$ 24,7 fell by 25.6% in relation to 3Q03, impacted by: (i) a change in customer mix of R$ 4.1 (prepaid customer based was up 79.6%, accounting for 87.5% of the total, as compared to 80.2% in 3Q03) and the SMP effect (R$ 1.2); (ii) a 27.6% decrease in incoming prepaid MOU; and (iii) a higher incidence of free minutes bonus. Normalizing for mix and SMP effects, the decline in blended ARPU would have been R$ 3.2or 9.6%. When compared with 2Q04, the blended ARPU dropped 3.1%, prompted mainly by the 2.6% decrease in incoming prepaid MOU.

•       Synergy and efficiency gains due to the merging of the operators' structures have fostered the upward productivity trend, with productivity having grown 86.2% and 7.7% in relation to 3Q03 and 2Q04, respectively.

Tele Centro Oeste (TCO) Operating Highlights

•       TCO's customer base increased by 47.7% in the last 12 months and 8.3% in the quarter. Net additions in the quarter were 54.4% greater than those recorded in 3Q03, which reflects intense sales activity.

•       TCO recorded a 42.6% market share of net additions in 3Q04, confirming its leadership position in the market leadership, with 53.8% market share.

•       Churn recorded 1.8%, a drop of 0.5 and 0.2 percentage points in relation to 3Q03 and 2Q04, respectively reflecting the Company's customer loyalty program that included initiatives such as "Overlay CDMA", which among others features offers discounts on handsets to postpaid customers in technological migration.

•       SAC increased by 72.9% and 27.4%, when compared to 3Q03 and 2Q04 respectively, due to increased expenses with subsidies, commissions and advertising, due to lower entry barriers employed by the market.

•       Blended ARPU was R$ 32.5, down 20.7% in relation to 3Q03, having been impacted by (i) negative change in the customer mix equivalent to R$ 4.7 (prepaid customer base grew 63.1% accounting for 82.3% of the total base, compared with 74.5% in 3Q03), and the SMP effect (R$ 1.6); (ii) drop in incoming MOU of 27.3%, and (iii) higher incidence of free minutes bonus. Normalized by the mix and SMP effects, the decrease in the blended ARPU would be R$ 2.2, or 5.4%. Comparing with 2Q04, blended ARPU decreased by 3.6%, as a result, mainly, of the 6.7% decrease in the prepaid incoming MOU.

•       Growing improvement in operating efficiency can be measured by the increase in productivity in 3Q04, of 70.6% and 12.8% in relation to 3Q03 and 2Q04, respectively.

Net Service Revenues

Net service revenues, although partially offset by the SMP effect (Bill & Keep and CSP), totaled R$ 1,552.1 million, up 7.1% over 3Q03 figure. This effect was caused by an increase in the use of data services and a 41.8% expansion in average customer base, which was a reflection of the promotion for client acquisition. The 1.4% decline in subscription and utilization revenues in relation to 2Q04 is a result of the bonuses granted to foster customer loyalty, which was made up for by a 5.5% growth in revenues from use of the network in the same period.

Data Revenues

Data revenues were up 58.1% over 3Q03, and remained unchanged in relation to 2Q04, representing a 4.5% rise in net service revenues in 3Q04 (3.1% in 2Q03). This increase is due to a more widespread access to, and use of such services. SMS accounted for 69.7% of data revenues in this quarter. Average number of SMS messages in 3Q04 was some 72 million, up 40.2% over the average posted in the same period in 2003.

Personnel Costs

Personnel costs increased by 26.4% in 3Q04 over the figure posted in the same period of the previous year. This increase was due to a collective terms agreement signed in November 2003 approving the 7.5% increase in the payroll as a result of the salary re-classification in October 2003, indemnities and additional payroll.

Cost of Services Rendered

The 23.5% drop in relation to 3Q03 was due to lower interconnection costs, which were materially affected by contract renegotiation and the new Bill & Keep agreements. It is also worthy of mention the reductions in rent, insurance and condominium expenses as a result of the expiry of leasing agreements.

Selling Expenses

In 3Q04, selling expenses rose by 43.3% over 3Q03, due to the higher call center, marketing costs and commission disbursements prompted by a higher number of additions.

Bad Debt

The provision for bad debt (PDD) in 3Q04 amounted to R$ 59.0 million and includes a write-off of the R$ 4.2 million reversal of provision made in 1Q04 at TCO. 2Q04 (R$ 51.5 millions) was adversely affected by the reversal of non-recurring adjustments in the sum of R$ 7.1 million also at TCO, related to interconnection dispute settlements. PDD netted out of these effects would show a 6.5% decrease (or 2.3% of gross revenues).

General and Administrative Expenses

General and administrative expenses (DG&A) were up 57.9% and 8.8% in relation to 3Q03 and 2Q04, respectively. This increase was due to the increase of taxes in the quarter. Net of these effects, DG&A would have reported a 19.2% increase over the 3Q03 figure.

Other Operating Revenues / Expenses

As compared to 3Q03 and 2Q04, there was a turnaround in liabilities with suppliers due to the expiry of several agreements. Revenues in 3Q04 totaled R$ 37.2 million compared to R$ 15.2 million in expenses in the same period of the previous year.

EBITDA

In 3Q04, TCP's EBITDA (profit before interest, taxes, depreciation and amortization) totaled R$ 632.8 million, down 10.7% in relation to 3Q03, representing a 34.6% margin, adversely affected by the intensified competitive activity, where the entry barriers reduced substantially.

Depreciation and Amortization	Depreciation and amortization rose 8.1% in relation to 2Q04 due to current capital expenditures.

Financial Result

TCP's financial result in 3Q04 showed an improvement in the order of R$ 30.9 million relative to 2Q04, mainly in function of the change in Pis and Cofins taxon financial revenues, both started being levied from last August onwards exclusively on gains from derivative transactions and Interest on Capital (JSCP). In the 2Q04 there were a distribution of JCSP totaling R$ 274 million.

Net Result

Accrued net loss to September 2004 of R$ 255.5 million fell by 44,8%, compared to the figure posted in the same period in 2003 (R$ 462.8 million). Net loss in 3Q04 was up 127.2% over the previous quarter figure because there had been a tax reduction (Income Tax/Social Contribution) in 2Q04 as a result of the payment of JSCP by its subsidiary TC. (Table 1)

Indebtedness

On September 30, 2004, TCP's debt made up of loans and financing amounted to R$ 6,636.5 million (R$ 6,355.3 million on June 30, 2004), 91.0% of which is denominated in foreign currency. The company has celebrated foreign exchange hedging contracts thus protecting 100% of its debt against foreign exchange rate volatility. This total debt was offset by cash and cash equivalents (R$ 1,508.8 million) and by derivative assets and liabilities (R$ 561.7 million in receivables), resulting in a net debt of R$ 4,566.0 million.

At the end of 3Q04, short-term debt represented 68.1% of total debt. Short-term debt includes loans taken out from one of its controlling shareholders of € 416 million and the accrual of USD 150 million in Commercial Papers issued on the foreign market.

The increase in net debt in relation to 2Q04 is mainly due to reduced cash flows in view of lower EBITDA and higher Capex payments in 3Q04 relative to 2Q04 as a result of accelerated investments.

Capital Expenditures

Capex in the 3Q04 totaled R$ 442.1 million, compared to R$ 95.9 million invested in 3Q03. This sum is 24.2% of net revenues, and compares with 5.5% of the same period of the year before. Investments in 3Q04 were mainly intended for improvement and service and network expansion projects. Accrued Capex in the year represents 16.5% of net service revenues.

Operating Cash Flow

The positive operating cash flow shows that TCP generates sufficient funds from operations to finance its capital expenditures program, having reached R$ 190.7 million in the quarter.

Capital Market

In 3Q04, the value of TCP's common (ON) and preferred (PN) shares dropped 21.4% and 28.3%, respectively, while the Bovespa (São Paulo Stock Exchange) index rose 9.9%. The company's PN shares were traded in 100% of the trading sessions, throughout the period, resulting in an average daily trading volume of R$ 18.0 million, as compared to R$ 10.6 million the same period in 2003.

Trading of TCP's Level II ADRs decreased 21.6% in the quarter due a 3.4% devaluation in the Dow Jones index. Average daily volume of TCP ADRs traded on the NYSE in 3Q04 was USD 4.2 million, as compared to USD 4.1 million 3Q03.

Subsequent Events

•         On October 8, 2004, the Voluntary Public Tender Offer of Shares (VTO) for the acquisition of Tele Centro Oeste Participações S.A.'s (TCO) preferred shares by TCP was concluded. The number of shares offered at the VTO auction exceeded the maximum acquirable by TCP (84,252,534,000). As a result of the distribution of shares among the shareholders, each shareholder that had adhered to the VTO received 0.5547 TCO preferred shares acquired by the company. After the VTO, TCP's holding in TCO's total preferred shares rose to 32.76%, representing a 28.86% increase to a 50.65% stake in TCO's share capital of TCO.

•         According to the Relevant Fact published on October 8, 2004, TCP's Board of directors approved management's proposal to increase capital to the authorized capital ceiling. Capital will be increased by up to R$ 2,053,895,871.47 (two billion fifty-three million eight hundred and ninety-five thousand eight hundred and seventy-one Reais and forty-seven centavos) . The final total capital increase (including the minimum at which it will be maintained), the share issue price, possible discounts, the exact proportion of shares to be issued and other terms and conditions related to the capital increase are to be established by the company's board of directors and shareholders will subsequently be notified.

•         VIVO signed an agreement with CTBC, the Algar Group's operator, that will enable it to offer its customers digital roaming based on CDMA 1x technology in 40 cities located in the southern part of the state of Minas Gerais and northern part of the state of São Paulo.

For more information on these transactions please access our website: www.vivo.com.br/ir

Social Responsibility

•          "VIVO Voluntário" program was launched on October 4, with the support of VIVO Institute, which program is intended for stimulating solidarity and integrating employees, in order to thus disseminate Social Responsibility concepts and practices.

The Institute is also consolidating its actions and, among other initiatives, inaugurated a library with 2,500 titles in Jardim Irene, located in the southern area of São Paulo, jointly with Fundação Cafu and Instituto Brasil Leitor.

Prizes

•         VIVO was awarded "Top RH 2004" in August by Brazilian Association of Sales and Marketing Officers (ADVB), in recognition of its efforts to provide better treatment to its co-workers, particularly in relation to health care.

•         VIVO also won, through Telesp Celular S.A., Troféu Transparência (Transparency Trophy) in the non-listed company category. This event is planned and organized by Anefac - Brazilian Association of Finance, Administration and Accounting Executives.

•         VIVO brand was also awarded in September two of the most important prizes in the United Kingdom and the one that mostly attracts the attention in the business world: "Design Effectiveness Award: Brand Identity Over £100000" and "UK Trade & Investment Award", granted by DBA – Design Business Association.

ENCLOSED TABLES:

Table 1: Consolidated Income Statement - TCP

Table 2 Consolidated Balance Sheet - TCP

Table 3: Income Statement - GT

Table 4: Income Statement - TCO

Table 5: Consolidated Operating Performance - TCP

CONFERENCE CALL – 3Q04 (in English)

 Webcast: http://www.vivo.com.br/ir

 Date: October 29, 2004

Time: 10:30 am (Eastern time) and 11:30 am (São Paulo time)

Telephone number: (+1 973) 409-9261

Teleconference code: VIVO

The teleconference audio replay will be available at telephone number (+1 973) 409-9261 under teleconference code: 5330534.

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Reinaldo A. Araújo Antonio Sergio M. Botega	Carlos Alberto B. Lazar Maria Carolina de F. Gonçalves Maria Ednéia Pinto

Telephone number: +55 11 5105-1172 Email: ir@vivo.com.br Information avaiable from the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 5: CONSOLIDATED OPERATING PERFORMANCE - TCP

	3 Q 04	2 Q 04	Δ%	3 Q 03	Δ%
Total number of customers (thousand)	**16,363**	**15,530**	**5.4%**	**11,674**	**40.2%**
Contract	2,789	2,752	1.3%	2,641	5.6%
Prepaid	13,574	12,778	6.2%	9,033	50.3%
Market Share (*)	**54.0%**	**55.5%**	**-1.5 p.p.**	**57.7%**	**-3.7 p.p.**
Net additions (thousand)	**833**	**1,235**	**-32.6%**	**788**	**5.7%**
Contract	33	35	-5.7%	38	-13.2%
Prepaid	800	1,200	-33.3%	750	6.7%
Market Share of net additions (*)	**36.3%**	**43.8%**	**-7.5 p.p.**	**54.9%**	**-18.6 p.p.**
Market penetration (*)	**34.6%**	**32.0%**	**2.6 p.p.**	**23.6%**	**11.0 p.p.**
SAC (R$)	**159**	**125**	**27.2%**	**101**	**57.4%**
Monthly Churn	**1.7%**	**1.6%**	**0.1 p.p.**	**1.7%**	**0.0 p.p.**
ARPU (in R$/month)	**32.4**	**34.5**	**-6.1%**	**42.9**	**-24.5%**
Contract	87.4	92.5	-5.5%	96.7	-9.6%
Prepaid	19.4	20.3	-4.4%	25.8	-24.8%
Total MOU (minutes)	**85**	**91**	**-6.6%**	**105**	**-19.0%**
Contract	222	224	-0.9%	216	2.8%
Prepaid	54	59	-8.5%	68	-20.6%
Employees	**4,131**	**4,074**	**1.4%**	**4,062**	**1.7%**
Productivity (customer / employee)	3,961	3,812	3.9%	2,874	37.8%

(*) source: Anatel

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1XRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.